December 17, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Ladenburg Thalmann Alternative Strategies Fund

File Nos. 333-168158; 811-22440

Dear Mr. Grzeskiewicz:

On November 2, 2012, the Ladenburg Thalmann Alternative Strategies Fund (the "Registrant" or the "Fund"), filed Post-Effective Amendment No. 3 to its registration statement under the Securities Act of 1933 on Form N-2.  On December 14, 2012, you provided oral comments with respect to the amendment.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Any typographical corrections have been made throughout but are not enumerated in this letter.

PROSPECTUS/GENERAL

Comment 1.  Please confirm that: (i) the Fund's allocation of assets to the wholly-owned Cayman Island-based subsidiary is expected to remain a non-principal strategy (below 10%); (ii) the Registrant will amend its registration statement to included prospectus-level disclosures should the use of the subsidiary become a principal investment strategy exceeding 10% of Fund assets; and (iii) the Registrant will include an explanation of the diminished role of the subsidiary in the Management's Discussion and Analysis of Financial Condition and Results of Operations (commonly referred to as the letter to shareholders) portion of its next annual report or in the optional letter to shareholders in the next semi-annual report.

Response.  The Registrant (i) confirms that the Fund's allocation of assets to the wholly-owned Cayman Island-based subsidiary is not a principal strategy and is expected to remain below 10% (it was 4.58% as of September 30, 2012); (ii) the Registrant undertakes that it will amend its registration statement to included prospectus-level disclosures should allocation the subsidiary become a principal investment strategy exceeding 10% of Fund assets; and (iii) the Registrant undertakes to include an explanation of the diminished role of the subsidiary in the letter to shareholders in the next semi-annual report to the extent such an explanation can be made without potentially misleading or confusing shareholders.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

724365.1